ISSUER FREE WRITING PROSPECTUS
Dated January 10, 2013
Filed Pursuant to Rule 433
Registration No. 333-164313

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
FREE WRITING PROSPECTUS

Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on January 13, 2010 and the registration statement became effective on August 12, 2010. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents, which the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated October 26, 2012, and supplements thereto are available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1476204/000119312512437852/d428413dposam.htm, http://sec.gov/Archives/edgar/data/1476204/000119312512467215/d438861d424b3.htm, http://sec.gov/Archives/edgar/data/1476204/000147620412000012/SUPP_No3HeronCreek.htm, http://sec.gov/Archives/edgar/data/1476204/000119312512519120/d460044d424b3.htm, and http://sec.gov/Archives/edgar/data/1476204/000147620413000004/SUPP_No5EquityOnePSA.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by InvestmentNews on January 6, 2013. The article reported on certain statements made by Jeffrey Edison, Chief Executive Officer of the Company.  Please note that Mr. Edison’s statement that the occupancy of the Company’s portfolio has increased from 84% to 91% in the last year is inaccurate. The occupancy of the Company’s portfolio increased from 93% to 95% in the last year.  Rather, Mr. Edison’s statement is reflective of the increase in occupancy of the portfolio of Phillips Edison Limited Partnership, the Company’s sponsor.

The article was not prepared by the Company. InvestmentNews, the publisher of the article, routinely publishes articles on real estate and investment news. InvestmentNews is not affiliated with the Company, and no payment was made nor was any consideration given to InvestmentNews by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Edison represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

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Real estate rebound taking hold

By Bruce Kelly

Coming off a strong 2012, financial advisers are sanguine about investing in real estate in 2013, particularly in multifamily real estate investment trusts and REITs that invest in mortgages, as well as select areas of retail properties.

As the broad economy continued to improve slowly, investing in commercial real estate proved attractive last year, with the FTSE Nareit All REITs Index up 20.1% in 2012.

In InvestmentNews'  2013 Investment Outlook survey of 592 advisers, 43% said they will recommend that clients increase exposure to alternative investments this year. And 35.6% said real estate will be the best performer among alternatives, while 29.4% picked it as the second-best performer. No other alternative came close to such enthusiasm among advisers.

Other experts noted that the factors that contributed to strong returns for real estate in 2012 will continue this year.

“Listed REITs have done well with a sluggish economy because new construction is close to 20-year lows,” said Calvin Schnure, chief researcher and economist with the National Association of Real Estate Investment Trusts, an industry organization of REIT sponsors.

SUPPLY SHORTAGE

Traded REITs plunged in 2007 and 2008 because of uncertainty in the economy, the difficulty of raising capital and tighter underwriting conditions, he said. “As the economy gets up to speed, you see a demand for commercial property, with occupancy and rents rising.”

Multifamily REITs could prosper due to a shortage of supply, Mr. Schnure said. “The trend over the past decade was an average of 330,000 units built per year. In 2012, the annual rate was 285,000. That is one of the strongest numbers we've seen in the past five years, but it's still well below what you need to keep pace with population growth.”

“In the market, the concern with multifamily is that as homebuying improves, it will hurt apartments,” Mr. Schnure said.

“But it doesn't take into consideration the huge, pent-up demand for apartments by people who moved home or shared an apartment” after the credit crisis, he said. “There are 3 [million] to 5 million in doubled-up households. As the job market improves and young adults get employed or get a raise, they will be ready for their own apartment.”

Investors should also consider mortgage REITs, Mr. Schnure said. “With the home mortgage market being reorganized, and Fannie Mae and Freddie Mac winding down over the next 10 years, who will step into the void? The banks are already too big to fail. No one wants those banks to take over that business.”

“There is a strong tail wind right now for mortgage REITs, and in 2013, there will be a lot more mortgage originations,” Mr. Schnure said. “With more demand for this sector, it's positioned to do well.”

Others, however, remain somewhat cautious regarding REITs that buy “triple net lease” properties, which typically lock in long-term rents for large commercial properties. Such REITs have been popular recently, and their appeal to advisers and their clients is clear: The REITs provide stable returns and income to investors, usually between 5% to 7% in a time of record low interest rates.

“As long as interest rates are depressed, triple-net-lease [REIT] products make sense, but if rates start running, you have to re-examine” that sector of REIT investing, said John Rooney, managing principal with Commonwealth Financial Network, a leading independent broker-dealer with 1,425 affiliated reps.

Triple-net-lease REITs are a bondlike product with predictable returns, Mr. Rooney said. “So the danger is if interest rates spike,” he said, noting that Federal Reserve Board Chairman Ben S. Bernanke in December declared that he will keep interest rates at record lows until unemployment drops to 6.5%, which many economists believe is not likely in 2013.

Mr. Rooney said his concerns regarding triple-net-lease REITs are not new. “I've been saying this for four to six years,” he said. “It's like telling an adviser to hold a long bond or not. The focus is more to make sure [the advisers] understand the risk of these products in a rising-interest-rate environment.”

Two of the largest and recently most successful sponsors of nontraded REITs, American Realty Capital Properties Inc. and Cole Real Estate Investments, focus on triple-net-lease REITs, in which the tenant, not the sponsor, is responsible for the upkeep and insurance of the property.

Both firms had a strong 2012. Two American Realty Capital REITs had transactions that returned capital to investors. In the past, the lack of such transactions, dubbed “liquidity events” by the nontraded-REIT industry, has been a sore spot in an industry sensitive to criticism.

And Cole Credit Property Trust III stopped raising money in the first quarter and now has $6.85 billion in total assets, putting it among the five largest nontraded REITs in the industry.

Meanwhile, niche types of retail properties that show stagnant building of new supply are also worth a look by investors and advisers. For example, the $180 million Phillips Edison-ARC Shopping Center REIT Inc. invests in shopping centers that have leading local grocery store chains as the anchor tenant.

“The dynamic of grocery stores as anchor properties is a supply-and-demand equation,” said Jeffrey Edison, chief executive of the REIT. “Over the last three years, we've seen the lowest level of building such shopping centers in 30 years. You look forward, and that is not accelerating. Supply will remain relatively dormant.”

“This year, the REIT's portfolio went from an 84% occupancy rate to a 91% occupancy rate,” he said. “To me, that's the demand side of the equation. And the potential for rental appreciation is driven by supply and demand.”